1. Q. Name and Address of Reporting Person

     A. Dean W. Rowell and Trachyte Oil Company

2. Q. Issuer Name and Ticker or Trading Symbol

     A. Standard Energy Corporation "STDE"

3.  Q. Social Security Number

     A. (Voluntary)

4.  Q. Statement for Month

     A. September, 2001

5.  Q. Amendment

     A. N/A

6.  Q. Relationship of Reporting Person

     A. Officer, Director, President, CEO & 10% Owner

7.  Q. Individual or Joint Filing

     A. Form filed by More than One Reporting Person

8.  Q. Title of Security    Transaction Date Transaction Code

     A.  Common             9/18/01               J
         Common             9/21/01               J
         Common             9/25/01               J
         Common             9/25/01               J

     J=Purchased pursuant to the Emergency Order Release Number
44791 of September 14, 1201 and its extension dated September 21,
2001.

         Amount          Acquired or Disposed     Price

         59,000             A                   $.11 p/s
         15,000             A                   $.15 p/s
         21,000             A                   $.14 p/s
         15,000             A                   $.12 p/s

          Amount of Securities Beneficially Owned at end of Month

                    50,859,281

          Ownership Forum

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